Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Announcement to the Market Itaú Unibanco Holding S.A. announces to its stockholders and the market in general that, as of the date hereof, its subsidiary Itaú Unibanco S.A. (“Itaú Unibanco”) sold to ISEC Securitizadora S.A. (“ISEC”), for the total amount of approximately R$ 14 million, its total ownership interest in CIBRASEC – Companhia Brasileira de Securitização (“Cibrasec”), corresponding to 5,500 common shares and 76 Class A preferred shares, representing approximately 13.39% of Cibrasec’s total stock capital, in accordance with the Share Purchase Agreement and Other Covenants entered into, as of the date hereof, by and among Itaú Unibanco, the other shareholders of Cibrasec and ISEC, which sets forth the terms and conditions of the sale to ISEC of the totality of the shares issued by Cibrasec. São Paulo, July 24, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Announcement to the Market Itaú Unibanco Holding S.A. announces to its stockholders and the market in general that, as of the date hereof, its subsidiary Itaú Unibanco S.A. (“Itaú Unibanco”) sold to ISEC Securitizadora S.A. (“ISEC”), for the total amount of approximately R$ 14 million, its total ownership interest in CIBRASEC – Companhia Brasileira de Securitização (“Cibrasec”), corresponding to 5,500 common shares and 76 Class A preferred shares, representing approximately 13.39% of Cibrasec’s total stock capital, in accordance with the Share Purchase Agreement and Other Covenants entered into, as of the date hereof, by and among Itaú Unibanco, the other shareholders of Cibrasec and ISEC, which sets forth the terms and conditions of the sale to ISEC of the totality of the shares issued by Cibrasec. São Paulo, July 24, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations